Vadim Avdeychik

(212) 318-6054

vadimavdeychik@paulhastings.com

September 23, 2016

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:                             Brookfield Investment Funds (the “Trust”)

File Nos. 333-174323 and 811-22558

Dear Mr. Eskildsen:

This letter responds to your comments communicated to the undersigned with respect to the Trust’s Annual Report filed on Form N-CSR (“Annual Report”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2016 (SEC Accession No. 0001193125-16-484816).

The Trust’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Annual Report, unless otherwise indicated.

Comment 1:  Each of the series (S000033447 — Brookfield Global High Yield Fund; S000033450 — Brookfield High Yield Fund; and S000050174 — Brookfield Real Assets Debt Fund) is currently listed as “active” in EDGAR. Please confirm whether any of these should be marked as inactive and update accordingly.

Response:  The Trust acknowledges the comment and will make the necessary changes in EDGAR.

Comment 2: For each of the Funds covered in the Annual Report, in the table in the “Management’s Discussion of Fund Performance” that is included in response to Item 27(b)(7)(ii)(B) of Form N-1A, include a statement noting that the table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response:  The Trust respectfully submits that it will include such statement in future annual reports.

Comment 3: With respect to the Global Listed Infrastructure Fund (the “Fund”), please confirm whether the Dow Jones Brookfield Global Infrastructure Composite Index (the “Index”) is an appropriate broad-based securities market index.

Response: The Trust respectfully submits that it believes that the Index complies with the meaning of the term “appropriate broad-based securities market index”. Appropriate broad-based securities market index is defined in Instruction 5 to Item 27(b)(7) of Form N-1A: the term is defined as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Furthermore, guidance on the meaning of an appropriate broad-based securities market index can also be found in the 1972 SEC statements in connection with Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC noted:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly-based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.(1)

The 1998 Form N-1A adopting release states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in Management Discussion of Fund Performance (“MDFP”) disclosure.”(2) In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.”(3)

With respect to the Fund, the Index is calculated and maintained by S&P Dow Jones Indices LLC and comprises infrastructure companies with at least 70% of their annual cash flows derived from owning and operating infrastructure assets, including Master Limited Partnerships. The Trust believes that the Index is “appropriate” given the Fund’s investment objective and the securities in which the Fund invests. Furthermore, because the Index is administered by S&P Dow Jones Indices, which is not an affiliated person of the Fund, the Fund’s adviser nor the Fund’s principal underwriter, and further because the Index is used as a benchmark index for other investment products with investment objectives similar to the Fund, including exchange-traded funds that are not affiliated with the Registrant (i.e., the index is widely recognized and used), the Registrant believes that the index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s growth graph.

Comment 4: Please confirm that the expenses subject to the reimbursement can only be recaptured if the current expense ratio is the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: Confirmed.

(1)  Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

(2)  Registration Form Used by Open-End Management Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

(3)  Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Comment 5: Please clarify whether a Fund is permitted to take a reimbursement for previously waived expenses for a period longer than three years from when the expense was incurred. If a Fund is able to take reimbursement of previously waived expenses for a period longer than three years, please explain why such recoupment is appropriate without booking a contingent liability for any expenses to be reimbursed.

Response: The Trust respectfully submits that it may take reimbursement during the three year period following any waiver or reimbursement.

Comment 6: Please confirm that relevant disclosure will be added to relevant disclosure documents clarifying that the Adviser has the ability to recoup any excess payments paid by it pursuant to the Expense Limitation Agreement.

Response: Confirmed.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP